September 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Telecommunications

Re:	ARRIS International plc Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018 Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed August 8, 2018 File No. 001-37672

Ladies and gentlemen:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 17, 2018 (the “Comment Letter”) with respect to the above-referenced filings of ARRIS International plc (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to the Financial Statements

Note 3. Revenue from Contracts with Customers, page 8

1.	We note your statement on page nine that "Installation, training, and professional and support services are recognized as control of the services transfer to the customer. This is either over time or at a point in time depending on the details of the arrangement and the timing of when the customer can direct the use of and obtain substantially all the remaining benefits from the services provided." In this regard, please clarify which services are recognized over time and which services are recognized at a point in time.

United States Securities and Exchange Commission September 27, 2018 Page 2

Response

Standalone service revenues represent less than 6 % of total revenues. As indicated in Note 3 in the financial statements included in our 2nd quarter Form 10-Q, our standalone service revenues result from a variety of offerings. The most significant of those offerings is maintenance and support services, provided under annual service-level agreements with our customers. These support services consist of technical support, and/or software updates/upgrades on a “when-and-if available” basis. ARRIS service-level agreements specifically exclude optional or new “key” software features and the installation of software. These services represent stand-ready obligations that are recognized over time (on a straight-line basis over the contract period) because the customer simultaneously receives and consumes the benefits of the services as the services are performed. Support services represent approximately 50 % of total standalone service revenues.

Professional services and other similar services consist primarily of “Day 2” services to help customers maximize their utilization of deployed ARRIS systems. The services are project oriented and are generally provided on a time and materials basis and are recognized over time (typically a couple of weeks to months in duration) because the customer simultaneously receives and consumes the benefits of the service as the services are performed. Professional services revenues represent approximately 48 % of total standalone service revenues.

From time to time, our professional services relate to projects where ARRIS is developing a customized “end-to-end” network solution, based on customer specific functionality. These contracts can involve the delivery of hardware and integration services including planning, design, implementation and installation services to deliver a customized network solution for a customer. In these situations, we believe the combined output represents a single performance obligation because the integration services are necessary for the customer to achieve the desired utility and functionality from the network solution. The Company recognizes revenue for these arrangements at a point in time because none of the criteria included in paragraph 606-10-25-27 are met. Revenues for these types of arrangements are anticipated to be approximately $12 million in 2018 and are immaterial.

Installation services relate to the routine installation of equipment ordered by the customer at the customer’s site and are distinct performance obligations from delivery of the related hardware. The associated revenues are recognized over time as the services are provided, which is generally a very short period of time (less than a couple of days). Installation services represent less than 1 % of standalone service revenues.

Training services represent a very small percentage of standalone service revenues (less than 1%) and are recognized as the training is provided, which is generally a very short period of time (less than one day).

United States Securities and Exchange Commission September 27, 2018 Page 3

2.	We note your disclosure states that equipment deliverables typically include proprietary operating system software, which is not considered separately identifiable. Please tell us if your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If so, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

Response

Our standard hardware contracts do not include an obligation to provide updates to the software embedded in our products.

However, as discussed in our response to comment 1, we do have annual maintenance and support contracts with the majority of our customers. The support services include technical support, and/or software updates/upgrades on a “when-and-if available” basis. ARRIS service-level agreements specifically exclude optional or new “key” software features and the installation of software. Revenues for support services are recognized over time based on the contract period.

We considered whether the hardware contracts and support contracts that are entered into at or near the same time with the same customer should be combined and accounted for as a single contract and concluded that these contracts should be accounted for separately, because none of the criteria in ASC 606-10-25-9 are met. Specifically, the contracts are not negotiated as a package with a single commercial objective and there is no price interdependency between the hardware contracts and the support contracts. Finally, consistent with the response to comment 1, the hardware and the support services are each separate performance obligations, because the hardware has a high level of utility to the customer without the support services as discussed above. Therefore, revenue is recognized for the hardware at a point in time, as control is transferred to the customer and revenue is recognized for the support services over time using a time elapsed measure of progress over the contract term. There is no impact on the allocation of the transaction price or the timing of revenue recognition resulting from the provision of software updates for software embedded in our products.

In some limited instances, we have non-standard hardware contracts that include an obligation to provide support services as described in our response to comment 1 above. Similar to the annual service-level agreements ARRIS is obligated (for these specific purchases) to provide software updates on a “when-and-if available” basis, telephone support, and bug fixes. The support is considered a separate performance obligation because the hardware has a high level of utility to the customer without the related support services and the support services are not highly interdependent or interrelated, as evidenced by the fact that hardware and maintenance support services are routinely sold separately. The standalone selling price is determined for the support performance obligation and the support performance obligation is included in the allocation of the transaction price. Support revenue is recognized over time based on the contract period separate from the hardware performance obligation.

United States Securities and Exchange Commission September 27, 2018 Page 4

Note 5. Goodwill and Intangible Assets, page 14

3.	We note the statement on page 15 that you recorded impairment as a "result of the indirect effect of a change in accounting principle related to the adoption of new accounting standard Revenue from Contracts with Customers, resulting in changes in the composition and carrying amount of the net assets of our Cloud TV reporting unit." Please explain how the new revenue standard impacted the composition and carrying amount of the net assets of your Cloud TV reporting unit. Refer to your basis in the accounting literature.

Response

During the fourth quarter of 2017, we determined that the carrying amount of our Cloud TV reporting unit exceeded its fair value, and as such we recorded a partial goodwill impairment of $51.2 million during December of 2017. As a result, at December 31, 2017, the carrying amount of the Cloud TV reporting unit approximated its fair value.

In connection with the adoption of ASC 606 “Revenue from Contracts with Customers” on January 1, 2018, we applied ASC 606 using the modified retrospective method and elected to apply the method only to contracts that were not completed as of January 1, 2018.  Accordingly, $7.7 million of software license revenues previously deferred due to our lack of vendor-specific objective evidence for post contract support in our Cloud TV reporting unit were recognized as part of our initial cumulative effect adjustment to opening accumulated deficit.

Based on the above, at January 1, 2018 upon the adoption of ASC 606, the carrying amount of our Cloud TV reporting unit increased because of the elimination of the aforementioned deferred revenue.

Based on the fact that at December 31, 2017 the Cloud TV reporting unit’s carrying amount approximated is fair value, this event was considered an impairment indicator/triggering event under the guidance in ASC 350 “Intangibles – Goodwill and Other”, as of January 1, 2018. The guidance in ASC 350-20-35-3C(f) states the following:

Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

United States Securities and Exchange Commission September 27, 2018 Page 5

Based on the guidance above in ASC 350-20-35-3C(f), the Company completed an interim goodwill impairment test as of January 1, 2018 and recognized an impairment charge related to its Cloud TV reporting unit in the first quarter of 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Information - Adjusted Direct Contribution and Other Costs, page 38

4.	It appears that adjusted direct contribution, for each segment and in total, and total direct contribution are non-GAAP financial measures. Please revise in future filings to include a reconciliation that begins with the most directly comparable GAAP financial measure. We refer to guidance in Item 10(e)(1)(i) of Regulation S-K. Also, please refer to questions 104.03 and 104.04 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP measures.

Response

For future filings, we will include a reconciliation in our adjusted direct contribution and other costs disclosure. The format of the disclosure will be similar to the following:

Supplemental Information - Adjusted Direct Contribution and Other Costs

In addition to direct contribution, which is our measure of segment profit and loss, executive management has begun using additional measures to evaluate the operating performance of our operating segments. We are using “Adjusted Direct Contribution”, which is defined as direct contribution less allocated facility costs, sales and marketing costs, plus stock-based compensation and depreciation. These costs are allocated to each of our operating segments, based upon expense type using various methods such as revenue, headcount, or actual estimated resource usage.

United States Securities and Exchange Commission September 27, 2018 Page 6

The table below sets forth the reconciliation of operating income (loss) to our adjusted direct contribution, along with other supplemental costs disclosures:

	Three months ended June 30, 2018
	CPE	N&C	Enterprise	Corporate & Unallocated	Total
Operating income (loss)	$20,513	$170,106	$1,824	$(147,570)	$44,873

Add:
Amortization of intangible assets	50,621	24,749	14,300	815	90,485
Integration, acquisition, restructuring & other costs	14,589	6,427	1,650	178	22,844

Direct contribution	$85,723	$201,282	$17,774	$(146,577)	$158,202
Adjustments:
Allocated costs	(19,662)	(28,614)	(6,223)	54,499	-
Stock compensation expense	5,927	8,647	4,485	4,444	23,503
Depreciation expense	6,958	6,571	3,158	4,543	21,230
Adjusted direct contribution	$78,946	$187,886	$19,194	$(83,091)	$202,935

* * * * *

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts

David B. Potts
Executive Vice President,
Chief Financial Officer and Chief Accounting Officer

cc	W. Brinkley Dickerson, Jr. (Troutman Sanders)